

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Sudhir Panikassery
Chief Executive Officer
Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square
Singapore 409051

> **Re: Aeries Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2023**
> **File No. 333-276173**

Dear Sudhir Panikassery:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 20, 2023

Cover Page

1. For each of the securities being registered for resale, disclose the price or other consideration that the selling securityholders paid for such securities. In this regard, we note that the price or consideration is specified for many but not all of the securities. For example, the price or consideration given for the 3,711,667 Class A ordinary shares issued to private placement investors pursuant to subscription agreements dated on and around November 5, 2023 and November 6, 2023, as well as the 5,638,530 Class A ordinary shares issued to Innovo Consultancy DMCC, is not disclosed.

2. Where you provide the market price of your Class A ordinary shares, disclose the exercise price of the warrants. As the warrants appear to be out the money, please also disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure

in the prospectus summary, risk factors, MD&A, and use of proceeds sections, and disclose that cash proceeds associated with the exercises of the warrants are dependent upon the share price. As applicable, describe the impact on your liquidity and update the discussion of the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a significant percentage of your public float. Please disclose the percentage of outstanding shares being offered for resale pursuant to this registration statement, both based on your current outstanding share figure and your outstanding share figure assuming the issuance of all 52,929,181 Class A ordinary shares offered pursuant to this registration statement. Additionally, the shares being registered for resale seem to have been purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact that sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Risk Factors, page 15

4. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase prices of the Class A ordinary shares being registered for resale and the percentage that these shares represent of the total number of shares outstanding, both based on your current outstanding share figure and your outstanding share figure assuming the issuance of all 52,929,181 Class A ordinary shares offered pursuant to this registration statement. Also disclose that even though the current trading price is significantly below the SPAC IPO price, private investors have an incentive to sell because they will still profit on sales because the price at which they purchased their shares is lower than the price paid by public investors.

Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

5. We note that projected revenues for the year ending December 31, 2023 were $78.9 million, as set forth in the unaudited prospective financial information prepared by Aeries' management and provided to the Board of Directors of the SPAC and its financial advisors in connection with the evaluation of the business combination. We also note that your actual revenues for the six months ended September 30, 2023 were approximately $33.9 million. Because your projected revenues were based upon the year ending December 31, 2023 rather than a fiscal year ending March 31, 2024, please confirm your aggregate revenues for the first nine months of calendar year 2023. If this figure indicates that you will miss the $78.9 million revenue projection, as appears to potentially be the case, please update your disclosure regarding liquidity and capital resources, and elsewhere, to provide updated information about the company's financial position and

further risks to the business operations and liquidity in light of these circumstances.

Liquidity and Capital Resources, page 62

6. In light of the significant number of redemptions, consideration paid pursuant to Non-Redemption Agreements and other uses of funds held in the SPAC's trust account, and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7. We note your statement that you "may raise additional funds through public or private...equity financing." Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Class A ordinary shares and, therefore, the amount of potential proceeds available to you. Your discussion should highlight the fact that Innovo Consultancy DMCC, a beneficial owner of 36.1% of your outstanding Class A ordinary shares, will be able to sell all of its shares for so long as this registration statement is available for use.

8. We note that, pursuant to your Forward Purchase Agreements with certain investors, you will be required to pay the Maturity Consideration (as defined in the Forward Purchase Agreements) upon settlement of the agreements at the first anniversary of the closing of the business combination. We also note your disclosure on page 51 that the related net derivative asset of $32.4 million recorded in your unaudited pro forma condensed combined balance sheet as of September 30, 2023 is subject to re-measurement and change. Please revise to discuss these agreements and the risks they may pose to other holders. For example, discuss payment of the Maturity Consideration and how this may impact the cash you have available for other purposes and to execute your business strategy.

Item 16. Exhibits and Financial Statement Schedules, page II-3

9. We note that the legal opinion of Walkers (Cayman) LLP filed as Exhibit 5.1 to the registration statement does not appear to cover all of the securities being registered for resale. The opinion references the resale of a total of 3,774,335 Class A ordinary shares, whereas the cover page of the registration statement indicates that the prospectus relates to the resale of an aggregate of 13,485,870 Class A ordinary shares. Further, the opinion references "the issuance of up to 361,338 Class A ordinary shares to certain vendors and third parties in lieu of cash as consideration for expenses incurred in connection with the business combination," while the cover page suggests that the resale, rather than issuance, of these shares is being registered. The legality of the 9,527,810 warrants being registered for resale also does not appear to be covered by this opinion.

Sudhir Panikassery
Aeries Technology, Inc.
January 4, 2024
Page 4

Please provide a revised, signed opinion or opinions as to the legality of all securities being registered.

General

10. Revise your prospectus to highlight the differences in the current trading price of the Class A ordinary shares, the prices at which the Sponsor, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit that the various selling securityholders will earn based on the current trading price. Include appropriate risk factor disclosure on this topic.

11. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
    - You refer to "projected financial information" on pages 7 and 18 but we could not find these projected results.
    - You state on page 33 that shareholders "...may be diluted by the future issuance of additional Class A ordinary shares..." Please update this disclosure to reflect that this registration statement is facilitating such dilution by registering the issuance of additional Class A ordinary shares.
    - Throughout the "Description of the Business Combination" section beginning on page 41, you describe actions connected to the business combination in prospective terms. For example, you state, "...at the Closing, WWAC and AARK will consummate the Business Combination..." and "...the Company will issue to NewGen Advisors and Consultants...one Class V ordinary share of the Company..." Please revise this section in light of the consummation of the business combination.
    - You refer on page 142 to a discussion of certain restrictions upon transfer in the section entitled "Securities Eligible for Resale - Lock-Up Agreements" however we could not locate such discussion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lance Hancock